Filed Pursuant to Rule 433

Registration No. 333-209490

March 29, 2017

Term Sheet - Treasury Offering of Common Shares

March 29, 2017

A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces and territories of Canada. A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this document.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Investing in the Common Shares (as defined herein) involves certain risks that should be considered by a prospective purchaser. See “Risk Factors” in the final base shelf prospectus along with the risk factors described in the applicable prospectus supplement and the risk factors described in the documents incorporated by reference in the final base shelf prospectus and any applicable prospectus supplement. See “Where You Can Find More Information” in the final base shelf prospectus and in any applicable prospectus supplement.

Issuer:	Cenovus Energy Inc. (the “Company”).

Offering:	Treasury offering of 187,500,000 common shares (the “Common Shares”) of the Company before giving effect to the Over-Allotment Option.

Gross Proceeds:	C$3,000,000,000 (before giving effect to the Over-Allotment Option).

Price per Common Share:	C$16.00 per Common Share.

Over-Allotment Option:	The Company has granted the Underwriters an option, exercisable at the Price per Common Share at any time until 30 days following the closing of the Offering, to purchase up to an additional 28,125,000 Common Shares to cover over-allotments, if any.

Use of Proceeds:	The Company intends to use the net proceeds of the Offering, together with a portion of its available cash and borrowings under its acquisition credit facilities and existing credit facility, to finance the cash portion of the purchase price for the acquisition of (i) ConocoPhillips’ 50% interest (being the remaining 50% interest that the Company does not already own) in FCCL Partnership, the owner of the Foster Creek, Christina Lake and Narrows Lake oil sands projects in northeast Alberta, and (ii) the majority of ConocoPhillips’ western Canadian conventional assets, including ConocoPhillips’ exploration and production assets and related infrastructure and agreements in the Elmworth-Wapiti, Kaybob-Edson and Clearwater operating areas of the Deep Basin and other operating areas, and all of ConocoPhillips’ interest in petroleum and natural gas rights and oil sands leases within a certain area of mutual interest northwest of Foster Creek (collectively, the “ConocoPhillips Assets”) and to pay certain fees and expenses related to the acquisition of the ConocoPhillips Assets.

Closing Not Conditional on Acquisition Closing:	The closing of the Offering is not conditional upon the acquisition of the ConocoPhillips Assets being completed. In the event that the acquisition is not completed, the Company may use the net proceeds of the Offering to, among other things, reduce the Company’s outstanding indebtedness, finance future growth opportunities including acquisitions and investments, finance the Company’s capital expenditures, repurchase outstanding common shares or for other general corporate purposes.

Form of Offering:	Offered publicly by way of a shelf prospectus and prospectus supplement in all provinces and territories of Canada and offered publicly in the United States pursuant to a registration statement filed under the multijurisdictional disclosure system.

Underwriting Basis:	“Bought Deal” subject to conventional bought deal termination provisions.

Listing:	The existing common shares are listed on the TSX and the NYSE under the symbol “CVE”. Application has been made to list the Common Shares on the TSX and the NYSE.

Eligibility:	Eligible under applicable Canadian Law for RRSPs, RESPs, RRIFs, TFSAs, RDSPs and DPSPs.

Bookrunners:	RBC Capital Markets and J.P. Morgan

Underwriting Fee:	3.25%

Closing Date:	On or about April 6, 2017.

The offering will be made in the United States pursuant to the Multi-Jurisdictional Disclosure System (“MJDS”). The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. The Issuer has also filed the prospectus relating to the offering with each of the Provincial and Territorial securities regulatory authorities in Canada. You may get any of these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it in the U.S. from RBC Capital Markets, LLC, 200 Vesey Street, 8th Floor, New York, NY 10281-8098; Attention: Equity Syndicate (Phone: 877-822-4089, Email: equityprospectus@rbccm.com), or in Canada from RBC Capital Markets, RBC Wellington Square, 8th Floor, 180 Wellington St. W., Toronto, Ontario, M5J 0C2; Attn: Distribution Centre (Phone: 416-842-5349; E-mail: Distribution.RBCDS@rbccm.com) or from J.P. Morgan (Phone: 866-803-9204; Email: prospectus-eq_fi@jpmchase.com).